Exhibit 99.1

Published on August 24, 2023

Convening Notice

to the Extraordinary General Meeting of Shareholders

on October 4, 2023

Shareholders of Stevanato Group S.p.A. (“Stevanato” or the “Company”) are invited to attend the extraordinary shareholders’ meeting (the “Shareholders’ Meeting”) which will be held – in compliance with Articles 10 and 11 of the Company’s bylaws (the “Bylaws”) – solely via teleconference, on October 4, 2023 at 4:00 p.m. CEST (10:00 a.m. EDT) , on single call, to discuss and resolve on the following

Agenda

1.

Delegation to the Board of Directors, pursuant to Article 2443 of the Italian Civil Code, of the authority to increase the Company’s share capital, in cash and on a divisible basis, on one or more occasions, for a maximum overall amount not exceeding Euro 350,000,000.00 (three hundred fifty million/00), including any share premium, to be executed by issuing, also in one or more tranches, ordinary shares, with no par value, carrying full dividend rights, with exclusion of the existing shareholders’ pre-emptive right pursuant to Article 2441, Paragraph 4, second sentence (and, therefore, within the limit of 10% (ten per cent) of the overall number of Company’s shares currently outstanding), to be exercised within 5 (five) years from the date of approval of the delegation by the shareholders’ meeting; consequent amendment of Article 6 of the Bylaws; further related resolutions.

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I. Right to attend and vote at the Shareholders’ Meeting

Pursuant to Article 2355 of the Italian Civil Code and Articles 7.1, 7.6 and 11 of the Bylaws, the right to attend and/or vote at the Shareholders’ Meeting is regulated as follows:

(i)

persons, other than Stevanato itself, being registered on the Company’s Shareholders’ Book (Libro Soci) as holders of Class A shares on the Shareholders’ Meeting date (such persons, the “Class A Shareholders”) are entitled to attend and vote at the Shareholders’ Meeting according to the modalities set out in paragraph II.1 below;

(ii)

persons, other than Stevanato itself, being registered on both the Company’s US Shareholders’ Register and the Company’s Shareholders’ Book (Libro Soci) as holders of ordinary shares at the closing of the trading day (according to the New York time zone) falling on the twenty-fifth day preceding the Shareholders’ Meeting date (or, in case such day is not a trading day, on the preceding trading day), i.e. on September 8, 2023, at 4:00 p.m. EDT (10:00 p.m. CEST) (such date, the “Record Date”; such persons, the “Registered Shareholders”) are entitled to attend and vote at the Shareholders’ Meeting according to the modalities set out in paragraph II.1 below;

(iii)

persons, other than Stevanato itself, holding, directly or through brokers or other intermediaries, the beneficial ownership of the ordinary shares deposited at the Depositary Trust Company and registered on both the Company’s US Shareholders’ Register and the Company’s Shareholders’ Book (Libro Soci) in the name of Cede & Co. (the “Holder of Record”) at the Record Date (such persons, the “Beneficial Shareholders”) are entitled to vote at the Shareholders’ Meeting collectively, through the Holder of Record, by giving voting instructions to Computershare S.p.A. (“Computershare IT”), in its capacity as substitute proxy specifically appointed by the Holder of Record, in relation to the item on the agenda, according to the modalities set out in paragraph II.2 below.

For the sake of clarity, persons being registered on both the Company’s US Shareholders’ Register and the Company’s Shareholders’ Book (Libro Soci) as holders of ordinary shares, or persons acquiring the beneficial ownership of the ordinary shares, after the Record Date shall not be entitled to attend and vote at the Shareholders’ Meeting.

Persons being registered on both the Company’s US Shareholders’ Register and the Company’s Shareholders’ Book (Libro Soci) after the Record Date but prior to the opening of the Shareholders’ Meeting shall be regarded, respectively, as absent from the Shareholders’ Meeting and not voting in favor of the resolutions approved by the shareholders at the Shareholders’ Meeting for the purpose of challenging such resolutions pursuant to Article 2377 of the Italian Civil Code. However, Beneficial Shareholders being such on the Record Date and obtaining registration on both the Company’s US Shareholders’ Register and the Company’s Shareholders’ Book (Libro Soci) prior to the Shareholders’ Meeting date shall be entitled to challenge the resolutions approved by the Shareholders’ Meeting pursuant to Article 2377 of the Italian Civil Code subject to providing proof not to have voted in favor of the relevant resolutions as Beneficial Shareholders.

II. Modalities of attendance and voting at the Shareholders’ Meeting

II.1 Class A Shareholders and Registered Shareholders

Class A Shareholders and Registered Shareholders have the right to attend and vote at the Shareholders’ Meeting either in person, via teleconference, or by a representative appointed, according to the provisions of Article 2372 of the Italian Civil Code, by means of a proxy granted in writing or through a document electronically signed pursuant to Italian Legislative Decree no. 82 of March 7, 2005 (such representative, the “Proxy”).

Computershare IT is available to serve as Proxy for Class A Shareholders and Registered Shareholders and vote at the Shareholders’ Meeting on their behalf, in relation to the item on the agenda, according to the instructions received, at no costs or expenses for Class A Shareholders and Registered Shareholders.

Without prejudice to the shareholders’ rights set forth by the applicable law, Class A Shareholders and Registered Shareholders are requested to inform the Company in advance of their intention to attend personally (or, if legal entities, by the legal representative or other attorney) the Shareholders’ Meeting via teleconference, to appoint a Proxy, or to give voting instructions to Computershare IT.

To this end, the holders of Class A shares as of the Record Date and Registered Shareholders will receive, respectively, from the Company or the Transfer Agent and Registrar Computershare Inc. (“Computershare US”), at the address resulting from the Shareholders’ Book (Libro Soci), (i) this notice, (ii) a form to be completed by the Class A Shareholders and Registered Shareholders intending to attend personally (or, if legal entities, by the legal representative or other attorney) the Shareholders’ Meeting to provide the participants’ relevant personal information (the “Participant Information Form”), and (iii) a form to be completed by the Class A Shareholders and Registered Shareholders in order to appoint Computershare IT or another Proxy to attend and vote at the Shareholders’ Meeting on their behalf and provide it with voting instructions on the item on the agenda (the “Proxy Card”). Instructions for completing and returning, as applicable, the Participant Information Form or the Proxy Card to the Company or Computershare US and joining the Shareholders’ Meeting via teleconference shall be included therein.

Class A Shareholders shall return, as applicable, the Participant Information Form or the Proxy Card, together with the required attachments, to the Company (or, in case Computershare IT is appointed as Proxy, to Computershare IT) preferably by September 29, 2023, at 4:30 p.m. EDT (10:30 p.m. CEST).

Registered Shareholders shall return, as applicable, the Participant Information Form or the Proxy Card, together with the required attachments, to Computershare US by September 29, 2023, at 4:30 p.m. EDT (10:30 p.m. CEST).

Stevanato will provide Class A Shareholders and Registered Shareholders or Proxies attending personally the Shareholders’ Meeting with the teleconference access link no later than October 3, 2023, at 4:00 p.m. EDT (10:00 p.m. CEST), by notice sent to the e-mail address included to this purpose in the Participant Information Form or in the Proxy Card submitted by each Class A Shareholder and Registered Shareholder.

In order to be admitted to attend the Shareholders’ Meeting, if so requested by the Chairman of the Shareholders’ Meeting, Class A Shareholders, Registered Shareholders and Proxies shall identify themselves by presenting an identity document. Proxies shall also present, if so requested by the Chairman of the Shareholders’ Meeting, a copy of the Proxy Card or other proxy issued by the relevant Class A Shareholders and Registered Shareholders.

II.2 Beneficial Shareholders

Beneficial Shareholders have the right to give voting instructions to Computershare IT, in its capacity as substitute proxy specifically appointed by the Holder of Record, in relation to the item on the agenda of the Shareholders’ Meeting, at no costs or expenses for them.

To this end, Beneficial Shareholders shall receive by the respective brokers/intermediaries or by the voting service providers appointed by the latter the form to be used to provide Computershare IT with voting instructions in relation to the item on the agenda at the Shareholders’ Meeting (the “Voting Instruction Form”), as well as instructions regarding the completion and transmission of the Voting Instruction Form.

III. Shareholders’ Meeting materials

In accordance with the applicable law provisions, the following documents will be made available, by the Record Date, to Class A Shareholders and Registered Shareholders, at the Company’s registered office, at Via Molinella, 17, 35017 Piombino Dese – Padua (Italy), and, also to Beneficial Shareholders and the public, in the section Corporate Governance – Shareholders’ Meetings of the Company’s website https://ir.stevanatogroup.com/shareholders-meetings:

•	this Convening Notice;

•	the Explanatory Report on the item on the agenda of the Shareholders’ Meeting, including the full text of the resolution to be proposed to the Shareholders’ Meeting;

•	the draft Restated Bylaws.

The aforementioned documents may be examined at the Company’s registered office only if so permitted by the applicable laws.

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The Executive Chairman of the Board of Directors

Franco Stevanato